UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                      March 23,
2021
  Gavriel Kahane
  CEO and Co-Founder
  Arkhouse Partners LLC
  15 W 28th Street, 4th Floor
  New York, New York 10001

          Re:     Columbia Property Trust, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on March 19, 2021 by Arkhouse Equities LLC, et al. File No. 001-36113

  Dear Mr. Kahane,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Preliminary Proxy Statement filed on Schedule 14A
  General
  1. Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants will subsequently provide any omitted information in a supplement in order to mitigate that risk.

  2. Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders to be disclosed on the first page of the proxy statement.
The term    proxy
     statement    is defined in Rule 14a-1(g). At present, the projected date of distribution is set
     forth in the cover letter to stockholders and on the second page of the preliminary proxy statement. Please relocate the projected date of distribution for the proxy statement and form of proxy to the first page of the proxy statement.
 Gavriel Kahane
c/o Arkhouse Partners LLC
March 23, 2021
Page 2

3. The disclosure at page two indicates that    [a]s of the date hereof,
members of the Investor
   Group and the other Participants [ ] collectively beneficially own 3,780,722 shares of
   Common Stock.    Assuming that the term    hereof    as used in this context
relates to the
   approximate date upon which the proxy statement is expected to be mailed, and that date is at present unknown, please advise us how this amount will be affirmed.

Proposal One | Election of Directors, page 12

4. Given that this solicitation in opposition, if commenced and successful, could result in a majority or more of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the
   registrant   s governing documents, including any compensation arrangements.
Please
   summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant.

Additional Participant Information, page 24

5. Given that the participants collectively beneficially own approximately 3.3% of the outstanding common stock of the registrant, the representation that each
participant    may be
   deemed to be a member of a    group    with the other [p]articipants for the
purposes of Section
   13(d)(3) of the Exchange Act    is inaccurate. This representation also
appears on pages 17
   and 25. Please revise to remove the implication that security holders acting as a group but
   beneficially owning 5% or less of an issuer   s outstanding class are
subject to Section 13(d).


        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

 cc:   Kenneth S. Mantel, Esq.